LAWLER & ASSOCIATES

a professional law corporation

1530 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. SCOTT LAWLER, ESQ.

      Admitted in California

Tuesday, February 08, 2005

Via Edgar and Overnight Courier

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   Mr. John Reynolds, Assistant Director

                    Office of Emerging Growth Companies

Re:

Dynamic Alert Limited.

Form SB-2 filed October 6, 2004

File Number 333-119566

Dear Mr. Reynolds:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 1 to Dynamic Alert Limited’s registration statement on Form SB-2.  The electronic copy of this Amendment No. 1 was filed via Edgar earlier today, with a submission date of February 8, 2005

Below are the comments from your comment letter regarding Dynamic Alert Limited’s Amendment No. 1 filing, each followed by Dynamic Alert Limited’s responses thereto.

General

Comment:

1.

Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”  In discussing this definition in the adopting release, the Commission stated that it would “scrutinize …. offerings for attempts to create the appearance that the registrant …. has a specific business plan, in an effort to avoid the application of Rule 419.”  (See Securities Act Release No 6932 (April 13, 1992).  In carrying out this mandate, the staff’s assessment of your status under the definition can be based only upon the public representation of its proposed business in the instant registration statement.  In this regard we also refer you to proposing Securities Act Release 33-6891 (April 17, 1991).

Response:

Dynamic Alert absolutely has a “specific business plan” and its purpose is not nor ever has been to “engage in a merger or acquisition” with any other company or business. The purpose of filing this SB-2 is to raise capital so that Dynamic Alert can commence it operations. Dynamic has created a thorough business plan as detailed in the SB-2. The purpose of the SB-2 is in no way related to any scheme to create only the “appearance” that Dynamic has a specific business plan.

Comment:

2.

We note the company intends to due a number of things, however it is contingent upon a successful completion of this offering, however this is a best efforts offering with no minimum and no assurance as to the amount of proceeds that may be raised in this offering, no financing from lending institutions, no agreements or understandings with officers and directors to loan money to the company, the company is in the embryonic stage and has no operations to date, management has minimum experience, management will devote only a portion of time to the operation and the website is crucial and will be used as the first means to promote the company service as soon as we have funds available.  Given the above mentioned it is unclear how the company can make the representation that “We do not expect to have revenues until at least three months after this registration becomes effective”.  Please revise or advise.

Response:

The statement quoted in this comment has been revised to make it clear that Dynamic does not expect to generate revenues during the first three months of operations and does not expect to commence generating revenues until after six months of operations.

Cover Page of Registration Statement

Comment:

3.

Since your shares of common stock will be sold on a continuous basis, please add the Rule 415 language on the cover page of the registration statement and check the box.  We note the Item 512(a) undertakings in this regard.

Response:

We have added the Rule 415 language as requested.

Comment:

4.

In the amendment to be filed, please insure that the Commission file number is included on the cover page.

Response:

The Commission file number has been included on the cover page of Amendment No. 1.

Table of Contents

Comment:

5.

Please ensure that the page numbers listed in the table of contents correctly correspond to those sections in the prospectus.

Response:

We have updated the page numbers in the table of contents and believe them to be correct.

Prospectus Summary

Summary of Financial Information

Comment:

6.

Please show the Net Loss in brackets.

Response:

We have inserted brackets around the Net Loss amount.

Risk Factors

Comment:

7.

If the officers and directors do not have any direct prior experience with running a personal security business as contemplated, another risk factor should be added to reflect this fact.

Response:

We have added the risk factor as noted by this comment; it is the second risk factor.

Item 4 Use of Proceeds

Comment:

8.

Please make it clear the basis for your statement “We intend to raise $90,000 …” or if you have no assurance that this will be accomplished, please revise accordingly.

Response:

We have deleted the word “intend” from the sentence referenced in this comment.

Comment:

9.

The second paragraph should be expanded to clearly state if true, that the $35,000 referred to here is not part of the $90,000.

Response:

We have revised the second paragraph to clarify that the $35,000 is not part of the $90,000 sought to be raised from this offering.

Comment:

10.

Please revise the sentence above the table on page 6, to make clear “The following table indicates how Dynamic intends to use the proceeds from this offering if all of the shares are sold?

Response:

We have revised the sentence referenced by this comment as requested.

Comment:

11.

Please revise to list in the order of priority.  See Item 504 of Regulation S-B.

Response:

The items in the table have been revised in order of priority.

Comment:

12.

According to the filing if the company fails to sell the entire Offering, it may never commence operations and your investment would be lost.  Please revise to disclose the minimum amount of proceeds the company will require during the next 12 months.

Response:

We have added a sentence in the first paragraph of this section to make it clear the amount that is needed to commence operations, the amount needed for minimal operations and the amount needed to fully launch Dynamic’s business plan.

Comment:

13.

Please revise to discuss the current day to day operations of the company.

Response:

We have added a sentence to the end of this paragraph to reflect that Dynamic is not yet  operational and the amounts needed for minimal operations and the amount needed to fully launch Dynamic’s business plan.

Comment:

14.

It is requested that the table be revised and provide a column if only 10% of the offering is raised.

Response:

We have revised the table as requested.

Item 6 Dilution

Comment:

15.

Please revise your dilution table to address the following:

a.

We understand that you anticipate paying the entire expenses of this offering from cash on hand, and not from the proceeds of the offering.  However, these costs are attributable to the offering and should be reflected in your dilution table.  Please revise your net tangible book value per share after stock sale to include the impact of your offering costs ($17,000).  Consider adding a footnote to your table explaining that your computations take into consideration the estimated offering costs.

b.

Please revise your table provided to be consistent with the four offering scenarios presented in your use of proceeds discussion on page 7.  The presentation should include dilution to investors as if 25%, 50%, 75% and 100% of the offering is sold.

c.

Please round per share amounts here, and throughout your registration statement (including your statement of operations, page 24), to the nearest penny.

Response:

We have revised the dilution table in accordance with all of the suggestions noted in this comment.

Inventory

Comment:

16.

Please clarify what would be considered an “acceptable level” of product inventory.

Response:

We have revised this paragraph to clearly identify what management considers an “acceptable level” of product inventory.

Kiosk and Portable Display

Comment:

17.

State the number of kiosks and portable displays you intend to start out with.  It appears you are referring to one in this section but in the “Plan of Operation” section you refer to  “… kiosks and portable displays will be situated periodically in the major traffic areas…”

Response:

We have added a reference in this section that Dynamic will start with one (1) kiosk and have revised the sentence from the “Plan of Operation” section referred to in this comment.

Website Development

Comment:

18.

Since the website development will be your first “means” to promote the business, please state what would be the absolute minimum level of funds necessary in order to accomplish this initial step.  In addition, please delete or support the disclosure that the complete website will begin within two months after the effective date of this offering.

Response:

We have revised this paragraph to include the minimum funds required for preliminary website development.  We have also revised the last sentence in this paragraph to remove the reference that development will commence within two months of completion of the offering.

Comment:

19.

We note the various scenarios in the event 25%, 50%, etc. of the total offering amount is raised.  Given the fact that there is no minimum for this offering and that “[A]ny funds raised from this offering will be immediately available to Dynamic Alert Limited for its use” please expand to disclose the company’s plans in the event that less than 25% of the funds are received.  Disclose what your absolute minimum amount of funds received would be to still commence your plans as stated.

Response:

We have added disclosure as to what Dynamic’s plans are in the event that only 10% of the funds are received.

Comment:

20.

Further, since all funds received will be immediately available, state the company’s plans in the event a nominal amount is raised but is not sufficient to commence the activities planned.

Response:

Please see the response to comment #19 above.

Item 6 Dilution

Comment:

21.

Please state the date the affiliates, officers and directors purchased the shares for $0.01 per share.

Response:

We have provided the information requested by this comment in the first paragraph of this section.

Comment:

22.

Please revise to expand your dilution table to show the amount for insiders as opposed to the new investors buying stock in this offering.

Response:

We have included in the document an amended dilution table as provided by our auditors.  Neither the auditors or the writer are clear as to the meaning and context of this comment.  My office has attempted to contact your office and staff on several occasions over the past two weeks, without response.

Item 8. Plan of Distribution

Comment:

23.

In the last sentence, you refer to “subscription checks”.  Please file the subscription agreement as an exhibit to the registration statement, and refer to such agreement in this section.  Also, please provide the name and address of the person to which the subscription agreement and check should be sent to purchase shares in this offering.

Response:

We have filed as an Exhibit to this Amendment No. 1 the subscription agreement and have provided in this section name and address of the person to whom the subscription agreement and check are to be sent.

Item 10. Directors, Executive Officers, Promoters

Comment:

24.

In Mr Hawkings’ biographical information, please provide the basis for “substantial contributions” or delete it.

Response:

We have deleted the phrased referenced in this comment.

Comment:

25.

In the information on Ms. Cox, please clarify the nature of the business of Air Transat Holidays.

Response:

We have provided the nature of the business of Air Tranast Holidays as requested – a travel agency located in Vancouver.

Item 12. Description of Securities

Common Stock

Comment:

26.

Referring to the balance sheet, it appears as though the company has only authorized shares of common stock.  If this is the case, the reference in this section to preferred stockholders should be deleted.  If otherwise, please revise the prospectus as appropriate.

Response:

The reference to “preferred stockholders” has been deleted.

Item 16. Description of Business page 12

Comment:

27.

Expand the last sentence in the first paragraph to state if true that the company has no intention to merge or acquire another company in the foreseeable future.

Response:

We have added the statement referred to in this comment.

Business of Issuer

Comment:

28.

We refer to the second sentence of paragraph one.  Please either provide the basis for this statement or clarify that this is management’s opinion.

Response:

We have clarified the sentence referenced in this comment by stating that it is management’s opinion.

Principal Products and Services

Comment:

29.

Here or elsewhere as appropriate, please identify the geographic area “Lower Mainland”.

Response:

We have provided the identification of the “Lower Mainland” as the greater Vancouver metropolitan area.

Comment:

30.

Please expand the third paragraph to briefly explain each of the personal services mentioned in the penultimate sentence.

Response:

We have deleted the reference to the personal services in the sentence referred to in this comment.

Competition and Competitive Strategy

Comment:

31.

Briefly explain what comprised your ‘initial market investigations” and please make clear that if true, the penultimate sentence in paragraph one is management’s opinion.

Response:

We have added the clarifications requested by this comment.

Comment:

32.

Explain “corporate advantage” in the second paragraph.

Response:

We have deleted the reference to “corporate advantage.”

Comment:

33.

Also, please clarify the meaning of the second sentence of that same paragraph, “…while many other companies have a more traditional approach to marketing we believe that using a personal approach targeted directly to the end user will give us a competitive advantage.

Response:

We have deleted the portion of the sentence regarding “more traditional approach”.

Comment:

34.

Further, in this regard, we note in the next section “Distribution” that you “will market through traditional forms of advertising.  Please explain.

Response:

We have amended the document to include an explanation of this term.

Dependence on One or a Few Major Customers

Comment:

35.

Substantially revise this section to provide the basis for your statements or make clear your source of information.  Are you going to target individuals exclusively and not attempt to obtain large corporate customers?  If so, explain why.

Response:

We have thoroughly revised this section in accordance with this comment.

Comment:

36.

The disclosure in the last paragraph does not appear relevant.  Please revise or delete it.

Response:

The sentence referenced by this comment has been deleted.

Government Controls and Approvals

Comment:

37.

In the second paragraph, please disclose whether or not management has any contacts or known plans, understandings, or arrangements with any manufacturers or distributors.

Response:

We have provided disclosure in the second paragraph that management does not have any contacts, etc. with any manufacturers or distributors.

Comment:

38.

Revise the last paragraph to briefly explain what role or affect the Labor Standards, and Occupational Health and Safety would have on the operations of a company in this type of business.

Response:

We have revised the paragraph as requested.

Research and Development Activities and Costs

Comment:

38.

Specifically disclose what research and investigation has been conducted and briefly summarize your conclusions.

Response:

We have added in the first paragraph of this section the disclosure requested.

Comment:

39.

The meaning of “during the term of this prospectus” is not understood.  What additional research and development is intended to be conducted in the future?

Response:

The referenced term has been deleted.

Facilities

Comment:

40.

Here or under Item 18. “Description of Property” please provide a brief description of the property.  See Item 102(a) of Regulation S-B in this regard.

Response

Since Dynamic does not own or rent any property, there is no description that can be provided.

Comment:

41.

Please revise to eliminate the implication that the company will be successful “after the first year of operations.”  There is no assurance of when, if ever, the company will be successful considering the fact that it is in the development stage with no revenues or operations to date.

Response:

The referenced sentence has been deleted.

Employees

Comment:

42.

Referring to the first sentence of paragraph three, the meaning is not clear.  Please revise.  It is requested that promotional representations be supported or deleted.

Response:

The referenced sentence has been deleted.

Item 17.  Plan of Operation

Comment:

43.

Please provide a Management’s Discussion as contemplated by Item 303(a) of Regulation S-B.  The discussion relative to each present and proposed activity should provide disclosure of the company’s current operations and the precise activites you anticipate engaging in, each material event or step (milestone) required until revenues are generated, conditions or contingencies to the achievement of those events, including the expected amount of funding necessary to accomplish each milestone, and the time frame required to achieve each milestone.  Please be thorough and specific.  Please provide this disclosure in a table with appropriate column headings.  In addition, you should clearly discuss the nature of any material contracts and affiliations with third parties, as applicable.

Response:

We have revised this section as requested.

Comment:

44.

In the penultimate paragraph, please delete the reference to “registration statement” and replace it with “prospectus”.

Response:

We have made the replacement requested by this comment.

Comment:

45.

Please discuss any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.  Please refer to the guidance of Item 303(c) of Regulation S-B.

Response:

We have added a statement that Dynamic does not have any off-balance sheet arrangements.

Expenditures

Comment:

46.

A registration statement is declared effective.  Please correct.

Response:

We have made the revision as noted by this comment.

Comment:

47.

The initial paragraph should be expanded to address the other $17,000 ($107,000-$90,000).  In this regard, please consider moving the penultimate paragraph of this section and adding the disclosure herein.

Response:

We have moved the penultimate paragraph of this section as noted.

Comment:

48.

With respect to the final paragraph, the tone seems promotional considering the company’s position, being in the development stage with no revenues, no operations, no assurance of funding, no contracts, no customers.  Please substantially revise to provide the basis or delete.

Response:

We have deleted the final paragraph of this section.

Comment:

49.

The last paragraph should be revised to add the word “maximum” before “amount” in line one thereof.

Response:

It is unclear as to which paragraph this comment is referring. Please advise.

 Item 20. Market for Common Equity

Comment:

50.

Discuss the listing requirements and how the company has fulfilled those requirements.

Response:

We have added as new paragraphs two and three under this subheading disclosure about plans to have Dynamic’s stock approved for quotation on the OTC/Bulletin Board and the requirements of submitting an application for the same through a market maker.

Financial Statements

General

Comment:

51.

Please note the updating requirements for the financial statements pursuant to Item 310(g) of Regulation S-B.  In addition, please provide a current consent in any amendment.

Response:

We have included with this Amendment No. 1 unaudited financial statements for the period ended September 30, 2004 and an updated consent from Dynamic’s auditors.

Part II

Item 25. Other Expenses of Issuance…

Comment:

52.

Please revise as appropriate to insure that the SEC registration fee listed here and that stated on the cover page of the registration statement are consistent.

Response:

We have revised this section as noted by this comment.

Item 26.  Recent Sales…

Comment:

53.

With respect to the sale to Ms. Reich referred to in the second paragraph, please provide the facts relied upon to make the exemption claimed available.  Please refer to Item 702 of Regulation S-B.

Response:

We have revised this section to make it clear that the exemption described was relied upon for the issuances described in this section.

Item 27. Exhibits

Exhibit 5 – Legality Opinion

Comment:

54.

We note that the legality opinion will be filed “prior to the effective date”.  Please note that the staff may have comments upon the review of the legal opinion.

Response:

This comment is understood.

Signatures

Comment:

55.

The individual(s) operating in the capacity of principal executive officer, principal financial officer and principal accounting officer or controller should be so designated in according with the Form requirements.

Response:

We have revised the signature blocks to be in accordance with this comment.

If you have any questions regarding any of the response provided herein, please feel free to contact me at 403.693.8014. We are looking forward to scheduling an effective date for this registration statement.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.